Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
dated July 17, 2012
Registration No. 333-182468
Supplementing the Preliminary
Prospectus Supplement dated July 17, 2012
and Prospectus dated June 29, 2012

SENIOR HOUSING PROPERTIES TRUST

This information supplements the information contained in the preliminary prospectus supplement dated July 17, 2012 to the prospectus dated June 29, 2012.

PRICING TERM SHEET

Issuer:	Senior Housing Properties Trust

Security:	5.625% Senior Notes due 2042

Ranking:	Senior Unsecured Notes

Format:	SEC Registered

Expected Ratings (Moody’s / S&P)*:	Baa3 / BBB-

Trade Date:	July 17, 2012

Settlement Date:	July 20, 2012 (T + 3)

Interest Payment Dates:	February 1, May 1, August 1 and November 1, commencing November 1, 2012

Principal Amount:	$350,000,000

Overallotment Option:	None

Maturity:	August 1, 2042

Minimum Denomination:	$25.00 and integral multiples of $25.00 in excess thereof

Coupon (Interest Rate):	5.625% per annum

Public Offering Price:	$25.00 per Senior Note, plus accrued interest, if any, from July 20, 2012, if settlement occur after that date

Net Proceeds:	$339,284,781 (before expenses)

Underwriting Commission:	$0.7875 per Senior Note for Retail Orders; $10,176,469 total; $0.50 per Senior Note for Institutional Orders; $538,750 total.

Redemption Provision:

The Issuer may redeem some or all of the notes at any time and from time to time on or after August 1, 2017 at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest, if any, to, but not including, the redemption date.

Expected Listing:	NYSE

CUSIP / ISIN:	81721M 208 / US81721M2089

Joint Book-Running Managers:	Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Morgan Stanley & Co. LLC

UBS Securities LLC

Wells Fargo Securities, LLC

Joint Lead Managers:	Jefferies & Company, Inc.

RBC Capital Markets, LLC

* A securities rating is not a recommendation to buy, sell or hold securities.  Each rating may be subject to review, revision, suspension, reduction or withdrawal at any time and should be evaluated independently of any other rating.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and a related prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the related prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer or any underwriter participating in the offering will arrange to send you the preliminary prospectus supplement and related prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146; Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322; Morgan Stanley & Co. LLC toll-free at 1-866-718-1649; UBS Securities LLC toll-free at 1-877-827-6444, extension 561-3884; and Wells Fargo Securities, LLC toll-free at 1-800-326-5897.

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